Exhibit 16.1

July 22, 2019

Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Ladies and Gentlemen:

We have read the statements of Plumas Bancorp, included under Item 4.01 of Form 8-K, with respect to the resignation of Vavrinek, Trine, Day & Co. LLP as the registered independent accounting firm of Plumas Bancorp, that occurred on July 22, 2019. We agree with the statements made in response to that Item insofar as they relate to our firm.

Vavrinek, Trine, Day & Co., LLP